Individual variable annuity contract holders and variable life insurance policy holders are not "shareholders" of the Fund. The Participating Insurance Companies and their separate accounts are the shareholders or investors, although such companies may pass through voting rights to their variable annuity contract or variable life insurance policy. Shares of the Fund are not offered directly to the general public.

               Each share of common stock has one vote and shares equally in dividends and distributions when and if declared by the Company and in the Company's net assets upon liquidation. All shares, when issued, are fully paid and non-assessable. There are no Preemptive, conversion or exchange rights. Fund shares do not have cumulative voting rights and, as such, holders of at least 50% of the shares voting for Directors can elect all Directors and the remaining shareholders would not be able to elect any Directors.

     Shareholders of the Fund are given certain voting rights. Each share of the Fund will be given one vote. Participating insurance companies provide variable annuity contracts holders and variable life insurance policy holders the right to direct the voting of Fund shares at shareholder meetings to the extent required by law. See the Separate Account Prospectus for the Variable Annuity Contract or Variable Life Insurance Policy Section for more information regarding the pass through of these voting rights.

     The Fund will not normally hold annual shareholder meetings except as required by Maryland General Corporation Law or the Investment Company Act of 1940. However, meetings of shareholders may be called at any time by the Secretary upon the written request of shareholders holding in the aggregate not less than 10% of the outstanding shares, such request specifying the purposes for which such meeting is to be called. In addition, the Directors will promptly call a meeting of shareholders for the purpose of voting upon the question of removal of any Director when requested to do so in writing by the recordholders of not less than 10% of the Fund's outstanding shares. The Fund will assist shareholders in any such communication between shareholders and Directors.